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SECURITIE 06005489)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 2 2006
WASH

SEC FILE NUMBER
8- 52447

AB
3/30

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01-01-2005____ AND ENDING____12-31-2005____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____17 State Street, 3rd Floor____

(No. and Street)

____New York,____   NY   10004

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Geffrard   (212) 269-0003

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Mahmood, Mohammad A.____

(Name – if individual, state last, first, middle name)

____1170 Broadway, #806____   New York,   NY 10001

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael W. Geffrard _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liati Capital, LLC _____ , as of December 31 _____ , 20 05 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature
President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MM M. A. Mahmood, CPA, PC

Certified Public Accountant

1170 Broadway, Suite #806, New York, NY 10001

Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net

Mohammad A. Mahmood, FCA, CPA*
* Licensed in NY



To The Member of
 Liati Capital, LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying balance sheet of Liati Capital, LLC as of December 31, 2005 and the related statements of income, changes in partner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liati Capital, LLC as of December 31, 2005 in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages six and seven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
February 28, 2006

Liati Capital, LLC
Balance Sheet
As of December 31, 2005

<u>ASSETS</u>

<u>CURRENT ASSETS:</u>

Cash at bank	19, 217
Total Current Assets	19, 217
TOTAL ASSETS	19,217

<u>LIABILITIES & MEMBER'S EQUITY</u>

<u>MEMBER'S EQUITY:</u>

Member's capital	19, 217
Total Member's Equity	19,217
TOTAL LIABILITIES & MEMBER'S EQUITY	19,217

The accompanying notes are an integral part of these financial statements.

(1)

LIATI CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

   The Company derives its revenues from advisory and other consulting fees in connection with the private placement of limited partnership interests in general partnerships.

2. THE COMPANY

   The Company was formed in New York in February, 1998. The Company provides financial advisory and consulting services primarily related to the private placement of limited partnership interests in general partnerships. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a limited liability company

   The company operates under an expense sharing agreement with its parent Liati Group, LLC, A New York Limited Liability Company. The expense sharing provides for Liati Group, LLC to pay all of the operating expenses of the Company, except for certain regulatory fees. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the parent company.

3. NET CAPITAL REQUIREMENT

   The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the Company's net capital and aggregate indebtedness, as defined, were $19,217 and $0.00 respectively. The net capital ratio was 0.00 or 0% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $14,217.

4. ANNUAL REPORT

   Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial condition is available for examination at the Company's principal place of business, 17 State Street, Third Floor, New York, NY, and at the regional office of the Commission located 233 Broadway, New York, NY.

M. A. Mahmood, CPA, PC
Certified Public Accountant

LIATI CAPITAL, LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2005

MM M. A. Mahmood, CPA, PC
Certified Public Accountant

Liati Capital, LLC
Computation of Net Capital and Aggregate Indebtness
Pursuant to Rule 15c3-1 (a) (2)
As of December 31, 2005

Net Capital:	
Member's equity	19,217
Deductions and Charges:	
Non-allowable assets -	0
Net Capital before Haircuts	19,217
Haircuts	-
Net Capital	**19,217**
Aggregate Indebtedness:	
Accounts payable & accrued expenses	0
Computation of Basic Net Capital Requirement:	
Minimum net capital required	5,000
Excess net capital at 1,500%	14,217
Excess net capital at 1,000%	19,217
Ratio: Aggregate Indebtedness to Capital	0.00

Statement Pursuant To Paragraph (d) (4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by Liati Capital, LLC and included in its unaudited Focus Report Part IIA as of the same date.

The accompanying notes are an integral part of these financial statements.

(6)

MM M. A. Mahmood, CPA, PC
Certified Public Accountant

LIATI CAPITAL, LLC

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15c3-3 (K) (2) (i)

DECEMBER 31, 2005

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (K) (2) (i) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.

(7)

MM M. A. Mahmood, CPA, PC
Certified Public Accountant

MM M. A. Mahmood, CPA, PC

Certified Public Accountant

1170 Broadway, Suite #806, New York, NY 10001

Mohammad A. Mahmood, FCA, CPA*
* Licensed in NY

Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net



To The Member of
 Liati Capital, LLC

       I have examined the financial statements of Liati Capital, LLC for the year ended December 31, 2005, and have issued my report thereon dated February 28, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

       Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Liati Capital, LLC that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3.

       The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

       Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

       My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Liati Capital, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

New York, NY
February 28, 2006

M. A. Mahmood, CPA, PC
Certified Public Accountant